                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 1999.
                            DENISON INTERNATIONAL plc
                        ---------------------------------
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)

                            DENISON INTERNATIONAL plc

                                TABLE OF CONTENTS


Part I. Financial Information                                               Page

Item 1. Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets as of September 30, 1999 and
December 31, 1998                                                              2

Condensed Consolidated Statements of Operations for the three and nine months
ended September 30, 1999 and 1998                                              3

Condensed Consolidated Statements of Cash Flows for the nine months
ended September 30, 1999 and 1998                                              4


Notes to Condensed Consolidated Financial Statements                           5

Item 2. Management's Discussion and Analysis of Financial Condition
        And Results of Operations                                              9

                              DENISON INTERNATIONAL plc

                        CONDENSED CONSOLIDATED BALANCE SHEETS
                    (U.S. dollars in thousands, except share data)


                                                      September 30,     December 31,
                                                           1999             1998
                                                      -------------     ------------
                                                       (Unaudited)
Current assets:
     Cash and cash equivalents                           $31,811           $35,799
     Accounts receivable, less allowances of
      $1,517 and $2,395 at September 30, 1999
      and December 31, 1998 respectively                  27,800            29,716
     Inventories                                          33,536            38,236
     Other current assets                                  3,417             4,513
                                                        --------          --------
        Total current assets                              96,564           108,264
     Property, plant and equipment, net                   26,303            24,726
     Other assets                                          1,366             2,013
     Goodwill, net of accumulated amortization of
      $283 and $145 at September 30, 1999 and
      December 31, 1998 respectively                       7,617             8,454
                                                        --------          --------
        Total assets                                    $131,850          $143,457
                                                        ========          ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Notes payable to bank                               $ 5,643          $ 12,532
     Accounts payable                                      8,953            10,973
     Other accrued liabilities                            14,639            18,016
     Current portion of capital lease obligations            130               311
                                                        --------          --------
        Total current liabilities                         29,365            41,832
Noncurrent liabilities:
     Capital lease obligations, less
      current portion                                         20                38
     Pension accrual                                      11,102            10,785
     Other noncurrent liabilities                          4,639             5,921
     Negative goodwill, net of accumulated
      amortization of $5,863 and $4,823 at
      September 30, 1999 and December 31, 1998
      respectively                                         5,256             6,354
                                                        --------          --------
                                                          21,017            23,098

Shareholders' equity:
     'A' ordinary shares (pound)8.00 par value;
      7,125 shares authorized, and 7,015
      issued and outstanding at September 30, 1999
      and December 31, 1998                                   86               86
     Ordinary shares $0.01 par value;
      15,000,000 shares authorized, and
      11,113,950 and 11,097,450 issued and outstanding
      at September 30, 1999 and December 31, 1998            111               111
     Additional paid-in capital                            5,479             5,453
     Capital redemption reserve                            1,090             1,090
     Retained earnings                                    81,049            74,405
     Accumulated other comprehensive income (loss)        (6,347)           (2,618)
                                                        --------          --------
     Total shareholders' equity                           81,468            78,527
                                                        --------          --------
        Total liabilities and shareholders' equity      $131,850          $143,457
                                                        ========          ========

           The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                 (U.S. dollars in thousands, except share data)

                                Three months ended      Nine months ended
                                   September 30,           September 30,
                                 1999        1998        1999         1998
                                 ----        ----        ----         ----
Net sales                      $30,192     $34,016     $101,254     $106,730
Cost of sales                   21,021      21,096       67,111       65,868
                               -------     -------     --------     --------
Gross profit                     9,171      12,920       34,143       40,862
Selling, general and
 administrative expenses         7,446       7,633       24,292       23,961
                               -------     -------     --------     --------
Operating income                 1,725       5,287        9,851       16,901
Other expense                     (261)         --         (442)          --
Interest
  income, net                       64         408          199          900
                               -------     -------     --------     --------
Income before taxes              1,528       5,695        9,608       17,801
Provision for income taxes         643       1,483        2,964        4,882
                               -------     -------     --------     --------
Net income                     $   885     $ 4,212      $ 6,644      $12,919
                               =======     =======     ========     ========


Basic earnings per share       $   .08     $   .38     $    .60     $   1.17
                               =======     =======     ========     ========

Diluted earnings per share     $   .08     $   .38     $    .60     $   1.16
                               =======     -------     --------     ========


        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (U.S. dollars in thousands)


                                 Nine months ended
                                   September 30,
                                  1999        1998
                                  ----        ----
Net cash provided by
 operating activities           $10,578     $11,125
                                -------     -------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
Purchase of property, plant
 and equipment                   (5,752)     (6,734)
Proceeds from disposal of
 property, plant and
 equipment                           70          42
                                -------     -------
Net cash used in investing
 activities                      (5,682)     (6,692)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
Net repayment
 on lines of credit              (7,092)     (1,041)
Repayment of capital lease
 obligations                       (192)       (502)
Proceeds from exercise of
 Stock options                       26          42
                                -------     -------
Net cash used in financing
 activities                      (7,258)     (1,501)

EFFECT OF EXCHANGE RATE
 CHANGES ON CASH                 (1,626)      1,288
                                -------     -------

NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS       (3,988)      4,220

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD          35,799      30,337
                                -------     -------

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD               $31,811     $34,557
                                =======     =======


        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. Basis of Financial Statements


Interim Financial Information

     The financial information at September 30, 1999 and for the nine months ended September 30, 1999 and September 30, 1998 is unaudited but includes all adjustments which Denison International plc (the "Company") considers necessary for a fair presentation of financial position at such date and the operating results and cash flows for those periods. All adjustments made were of a normal, recurring nature. Results for the interim period are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1998 included in the Company's Annual Report on Form 20-F.


Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

     The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2. Inventories

     Inventories consisted of the following:

                               (U.S. dollars in thousands)

                               September 30,  December 31,
                                   1999           1998
Finished goods                   $17,910        $22,486
Work-in-progress                   3,087          3,343
Raw materials and supplies        12,539         12,407
                                 -------        -------
                                 $33,536        $38,236
                                 =======        =======


3. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:


(U.S. dollars and shares in thousands     Three months ended      Nine months ended
except per share data)                       September 30,          September 30,
                                          1999          1998     1999          1998
                                          ----          ----     ----          ----
Numerator:
 Net income                               $  885      $4,212     $6,644      $12,919
                                          ======      ======     ======      -------

Denominator:
 Denominator for basic
 earnings per share
 weighted-average shares                  11,121      11,103     11,121       11,085

 Effect of dilutive stock options              2          27         11           52
                                          ------      ------     ------      -------

 Denominator for diluted
 earnings per share -
 adjusted weighted-average shares         11,123      11,130     11,132       11,137
                                          ======      ======     ======      =======

Basic earnings per share                  $  .08      $  .38     $  .60      $  1.17
                                          ======      ======     ======      =======

Diluted earnings per share                $  .08      $  .38     $  .60      $  1.16
                                          ======      ======     ======      =======

4. Comprehensive Income


The Company's total comprehensive income was as follows (US dollars in thousands):


                                 Three months ended      Nine months ended
                                    September 30,          September 30,
                                 1999          1998     1999          1998
                                 ----          ----     ----          ----
Net income                       $  885      $4,212     $6,644      $12,919
Foreign currency translation
 adjustment, net of tax
 benefit                          1,274       2,449     (3,729)       1,711
                                 ------      ------     ------      -------
Comprehensive net income         $2,159      $6,661     $2,915      $14,630
                                 ======      ======     ======      =======



The components of accumulated other comprehensive income (loss), net of related tax, at December 31, 1998 and September 30, 1999 are as follows:


                                                                Accumulated
                                 Pension        Foreign         Other
                                 Liability      Currency        Comprehensive
                                 Adjustment     Translation     Income (loss)
                                 ----------     -----------     -------------
Balance at December 31, 1998     $    (43)      $ (2,575)       $ (2,618)

Current period other
 comprehensive income (loss)           --         (3,729)         (3,729)
                                 ---------      ---------       ---------

Balance at September 30, 1999    $    (43)      $ (6,304)       $ (6,347)
                                 =========      =========       =========



5) Segment Information

     A summary of the Company's operations by geographic area follows:


                                        Three months ended September 30,      Nine months ended September 30,
                                            1999              1998               1999              1998
                                            ----              ----               ----              ----
Sales to unaffiliated companies:
     United Kingdom                       $ 2,121          $  2,434          $  6,914           $  8,049
     France                                 3,530             4,117            12,359             12,878
     Germany                                2,722             3,517             8,557              9,884
     Rest of Europe                         9,060             7,825            29,937             23,903
                                          -------          --------          --------           --------
          Total Europe                     17,433            17,893            57,767             54,714

     United States                          6,565            10,671            25,641             34,141
     Canada                                 1,521             1,945             4,929              6,141
                                          -------          --------          --------           --------
          Total N. America                  8,086            12,616            30,570             40,282

     Asia-Pacific                           4,673             3,507            12,917             11,734
                                          -------          --------          --------           --------
          Total consolidated              $30,192           $34,016          $101,254           $106,730
                                          =======          ========          ========           ========





Transfers between geographic areas:
     United Kingdom                       $    48          $     20          $     79           $     45
     France                                 4,248             6,440            16,467             20,362
     Germany                                3,524             4,410            11,427             13,109
     Rest of Europe                            77                67               183                184
                                          -------          --------          --------           --------
          Total Europe                      7,897            10,937            28,156             33,700

     United States                          1,427             2,613             6,230              9,124
     Canada                                    --                --                --                 --
                                          -------          --------          --------           --------
          Total N. America                  1,427             2,613             6,230              9,124

     Asia-Pacific                              21                10                54                 42
                                          -------          --------          --------           --------

          Total transfers                   9,345            13,560            34,440             42,866
          Elimination's                    (9,345)          (13,560)          (34,440)           (42,866)
                                          -------          --------          --------           --------

          Total consolidated              $     0          $      0          $      0           $      0
                                          =======          ========          ========           ========

Operating income (loss):
     United Kingdom                       $   963          $    566          $  1,872           $  1,641
     France                                   765             1,882             4,703              5,810
     Germany                                 (216)            1,102                33              2,552
     Rest of Europe                         1,120               446             3,623              1,650
                                          -------          --------          --------           --------
          Total Europe                      2,632          $  3,996            10,231             11,653

     United States                         (1,000)            1,158              (568)             4,597
     Canada                                    86               135               363                772
                                          -------          --------          --------           --------
          Total N. America                   (914)            1,293              (205)             5,369

     Asia-Pacific                               7                (2)             (175)              (121)
                                          -------          --------          --------           --------
          Total consolidated               $1,725          $  5,287          $  9,851           $ 16,901
                                          =======          ========          ========           ========



                                 September 30, 1999     December 31, 1998
                                 ------------------     -----------------
Identifiable assets:
     United Kingdom                   $ 15,851               $  9,211
     France                             21,544                 33,035
     Germany                            15,234                 17,615
     Rest of Europe                     33,971                 36,308
                                      --------               --------
          Total Europe                  86,600                 96,169

     United States                      27,012                 29,007
     Canada                              3,597                  3,950
                                      --------               --------
          Total N. America              30,609                 32,957

     Asia-Pacific                       14,641                 14,331
                                      --------               --------

          Total consolidated          $131,850               $143,457
                                      ========               ========

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Although the Company reports its financial results in U.S. dollars, approximately 76% of the Company's revenues and expenses are incurred in foreign currencies. The fluctuation of the functional currencies earned by the Company against the U.S. dollar has had the effect of increasing or decreasing (as applicable) U.S. dollar reported net sales, as well as the cost of goods sold, gross profit, selling, general and administrative expenses denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods.


RESULTS OF OPERATIONS

Three Months Ended September 30, 1999 Compared with Three Months Ended September 30, 1998

     The Company's net sales decreased 11.2% to $30.2 million in the three month period ended September 30, 1999 from $34.0 million in the comparable period in 1998. During the same period, net sales in North America decreased 35.9% to $8.1 million from $12.6 million; net sales in Europe decreased 2.5% to $17.4 million from $17.9 million; and net sales in the Asia-Pacific region increased 33.2% to $4.7 million from $3.5 million. The decrease in net sales is attributed to the slow North American market, particularly in the oil and gas exploration markets, de-stocking by the Company's North American distributors and slower sales in the European markets. Partially offsetting these factors was the continuing recovery in the Asia-Pacific region and a full quarter of results for Lokomec Oy, a company acquired late in 1998.

     Restated (at average exchange rates for the three month period ended September 30, 1998), net sales for the three month period ended September 30, 1999, were $30.5 million, a 10.2% decrease over the comparable 1998 period. The increased sales revenue for the period attributable to the exchange rate differences was $.3 million. Restated (at average exchange rates for the three month period ended September 30, 1998), net sales for the three month period ended September 30, 1999 for the Company's European operations increased 2.7% to $18.4 million from $17.9 million, and net sales for the Asia-Pacific operations increased 16.6% to $4.1 million from $3.5 million.

     The Company's gross profit decreased 29.0% to $9.2 million in the three month period ended September 30, 1999 from $12.9 million in the comparable 1998 period. Gross profit as a percentage of net sales decreased to 30.4% in the three months ended September 30, 1999 from 38.0% in the comparable period in 1998. The decrease in gross profit was the result of the lower sales volume recorded, combined with the impact of planned production curtailments to reduce inventories in the quarter, and the effects of a 10 week labor strike at the Company's Marysville Ohio facility that began in June. The Company reduced inventories by $1.1 million in the quarter ($2.5 million without the impact of currency changes) and the associated impact on costs is reflected in the reduced gross earnings.

     Gross profit in Europe decreased 18.8% to $6.3 million in the three months ended September 30, 1999 from $7.8 million in the comparable 1998 period, while gross profit in North America decreased 68.1% to $1.2 million in the three months ended September 30, 1999 from $4.0 million in the comparable 1998 period. Gross profit in the Asia-Pacific region increased 10.6% to $1.3 million in the three months ended September 30, 1999 from $1.2 million in the comparable period in 1998. The decline in gross profit in North America was due primarily to the lower sales revenues recorded combined with the effects of the inventory reduction and work stoppage, while the decline in the gross profits in the European region resulted from lower production volume to reduce inventories, partially offset by the full quarter results of Lokomec Oy. In Asia-Pacific the increase in gross profit resulted from the increased sales volume achieved, partially offset by competitive pricing pressures.

     Restated (at average exchange rates for the three months ended September 30, 1998), gross profit in Europe was $6.7 million, unfavorable to the gross profit of $7.8 million achieved in the comparable 1998 period, and gross profit in the Asia-Pacific region was $1.1 million, or a 1.5% decrease over the comparable 1998 period. The total increased gross profit for the period attributable to the exchange rate differences was $.2 million. On a consolidated basis restated gross profit decreased by 27.4%, or $3.5 million, to $9.4 million from $12.9 million in the same period 1998. Restated, gross profit as a percentage of net sales decreased to 30.7% for the three months ended September 30, 1999 compared to 38.0% for the comparable period in 1998.

     Selling, general and administrative ("SG&A") expense decreased 2.5% to $7.4 million in the three month period ended September 30, 1999 from $7.6 million in the comparable 1998 period. These expenses as a percentage of net sales increased to 24.7% in the three month period ended September 30, 1999 compared to 22.4% in the comparable 1998 period. The decrease in these expenses for the three month period ended September 30, 1999 as compared to the same 1998 period, resulted from cost reductions made primarily in the Company's US operations, partially offset by the addition of expenses for Lokomec Oy, acquired late in 1998. The increase as a percentage of net sales is due generally to the reduction in revenues recorded.

     Operating income decreased by 67.3% to $1.7 million in the three months ended September 30, 1999 from $5.3 million in the comparable 1998 period. Operating income as a percentage of net sales decreased to 5.7% in 1999 from 15.5% in the comparable 1998 period. Restated (at average exchange rates for the three months ended September 30, 1998), operating income decreased 64.9% to $1.9 million (6.1% of net sales) in 1999, from $5.3 million (15.5% of net sales) in 1998.

     Net interest income was $.1 million in the three month period ended September 30, 1999 compared to $.4 million of interest income in the comparable 1998 period. The decrease in net interest income was primarily due to lower interest rates on short term securities primarily in the Company's European operations, combined with lower balances of cash on hand versus the comparable period in 1998 and interest charges on short term debt obligations.

     The effective tax rate for the three month period ended September 30, 1999 was 42.0% compared to 26.1% for the comparable 1998 period. The increase in the effective tax rate reflects an increased profit contribution from those countries with a higher effective tax rate than the contribution mix in 1998. The provision for taxes decreased 56.7% to $.6 million for 1999 compared to $1.5 million for the same 1998 period. This provision as a percentage of net sales decreased to 2.1% in 1999 from 4.4% in the same 1998 period.


Nine Months Ended September 30, 1999 Compared with Nine Months Ended September 30, 1998

     The Company's net sales decreased 5.1% to $101.3 million in the nine months ended September 30, 1999 from $106.7 million in the comparable period in 1998. During the same period, net sales in North America decreased 24.1% to $30.6 million from $40.3 million; net sales in Europe increased 5.6% to $57.8 million from $54.7 million; and net sales in the Asia-Pacific region increased 10.1% to $12.9 million versus 1998 results of $11.7 million. The decrease in net sales is attributed to the slow North American market, particularly in the oil and gas exploration markets and de-stocking by the Company's North American distributors, combined with lower sales in the Company's European markets. Partially offsetting these factors were strong year to date results of Lokomec Oy, a company acquired late in 1998, combined with recovering sales in the Company's Asia-Pacific operations.

     Restated (at average exchange rates for the nine months ended September 30, 1998), net sales for the nine months ended September 30, 1999, were $101.4 million, a 4.9% decrease over the comparable 1998 period. The increased sales revenue for the period attributable to the exchange rate differences was $.1 million. Restated (at average exchange rates for the nine month period ended September 30, 1998), net sales for the nine months ended September 30, 1999 for the Company's European operations increased 7.5% to $58.8 million from $54.7 million, while net sales for the Asia-Pacific increased 1.7% to $11.9 million from $11.7 million.

     The Company's gross profit decreased 16.4% to $34.1 million in the nine months ended September 30, 1999 from $40.9 million for the same period in1998. Gross profit as a percentage of net sales decreased to 33.7% in the nine months ended September 30, 1999 from 38.3% for year to date 1998. The decrease in gross profit was the result of the impact of planned production curtailments to reduce inventories in 1999, combined with the effects of a 10 week labor strike at the Company's Marysville Ohio facility that began in June and overall lower sales volume. The Company reduced inventories by approximately $5.0 million to date in 1999, compared to inventory balances at December 31, 1998, along with decreases in the stocks at the Company's US distributors. The associated impact on the Company's costs of both the internal and external inventory reductions are reflected in the reduced gross earnings.

     Gross profit in Europe decreased 2.8% to $23.8 million in the nine months ended September 30, 1999 from $24.5 million for the nine months ended September 30, 1998, while gross profit in North America decreased 51.2% to $6.2 million in the nine months ended September 30, 1999 from $12.8 million in the comparable 1998 period. Gross profit in the Asia-Pacific region increased 6.0% to $3.8 million in the nine months ended September 30, 1999 from $3.6 million in the comparable period in 1998. The decline in gross profit in North America was due primarily to the lower sales revenues recorded combined with the effects of the inventory reductions and the work stoppage, while the increase in gross profits in the European region resulted from the results of Lokomec Oy, partially offset by the impact of planned production curtailments to reduce inventories. In Asia-Pacific the increase in gross profit resulted from higher volume, partially offset by competitive pricing pressures.

     Restated (at average exchange rates for the nine months ended September 30, 1998), gross profit in Europe was $24.2 million, a decrease of 1.3%, or $.3 million versus the comparable 1998 period, and gross profit in the Asia-Pacific region was $3.6 million, equal to year to date September 1998. The total increased gross profit for the period attributable to the exchange rate differences was $.2 million. On a consolidated basis restated gross profit decreased by 16.0%, or $6.6 million, to $34.3 million from $40.9 million in the same period 1998. Restated (at average exchange rates for the nine months ended September 30, 1998), gross profit as a percentage of net sales decreased to 33.8% for the nine months ended September 30, 1999 compared to 38.3% for the comparable period in 1998.

     Selling, general and administrative ("SG&A") expense increased 1.4% to $24.3 million in the nine months ended September 30, 1999 from $24.0 million for the nine months ended September 30, 1998. These expenses as a percentage of net sales increased to 24.0% in the nine months ended September 30, 1999 compared to 22.5% in the comparable 1998 period. The increase in these expenses for the nine months ended September 30, 1999 as compared to the same 1998 period, resulted from the addition of Lokomec Oy in 1999, partially offset by the impact of cost reductions implemented in 1998, while the increase as a percentage of net sales is due generally to the reduction in revenues recorded.

     Operating income decreased by 41.7% to $9.9 million in the nine months ended September 30, 1999 from $16.9 million in the comparable 1998 period. Operating income as a percentage of net sales decreased to 9.7% in 1999 from 15.8% for 1998. Restated (at average exchange rates for the nine months ended September 30, 1998), operating income decreased 40.7% to $10.0 million (9.9% of net sales) in 1999, from $16.9 million (15.8% of net sales) in 1998.

     Net interest income was $.2 million in the nine months ended September 30, 1999 compared to $.9 million of net interest income in the comparable 1998 period. The decrease in interest income was primarily due to lower investable balances of cash on hand versus the comparable period in 1998, combined with lower short term interest rates primarily in the Company's European operations and the interest charges on short term debt obligations primarily utilized to purchase Lokomec Oy.

     The effective tax rate for the nine months ended September 30, 1999 was 30.8% compared to 27.4% for the comparable 1998 period, reflecting the mix in 1999 of profits from the Company's operations with higher effective tax rates versus 1998. The provision for taxes decreased 39.3% to $3.0 million for 1999 compared to $4.9 million for the same 1998 period. This provision as a percentage of net sales decreased to 2.9% in 1999 from 4.6% in the same 1998 period.


LIQUIDITY AND CAPITAL RESOURCES
                                              Nine Months Ended and At September 30,
                                              --------------------------------------
                                                 1999                        1998
                                              --------------------------------------
                                                      (Dollars in thousands)
Cash & cash equivalents                         31,811                      34,557
Net cash provided by operating activities       10,578                      11,125
Net cash used in investing activities           (5,682)                     (6,692)
Net cash used in financing activities           (7,258)                     (1,501)
Effect of exchange rate changes on cash         (1,626)                      1,288

     Net cash provided by operating activities for the nine months ended September 30, 1999 decreased to $10.6 million from $11.1 million as compared to the same 1998 period. The decrease in the Company's cash generated from operations reflects the lower net income recorded versus 1998 (net income of $6.6 million for the nine months ended September 30, 1999 versus $12.9 million of the same 1998 period), partially offset by decreases achieved in working capital requirements. The $0.5 million decrease in net cash provided by operating activities for the nine months ended September 30, 1999 as compared to the same 1998 period was attributable to a $6.3 million decrease in net income, $11.0 million net decrease in cash used for inventories, a $1.5 million decrease in cash used for other assets, a $.3 million net increase in depreciation & amortization, a $2.1 increase in cash provided by accounts payable and a $5.2 million increase in cash provided by accrued expenses and other liabilities. The Company anticipates that operating cash and capital expenditure requirements will continue to be funded by cash flow from operations, cash on hand and bank borrowings.

     Net cash used in investing activities decreased to $5.7 million for the nine months ended September 30, 1999 from $6.7 million in the comparable 1998 period. Investing activities consisted primarily of investments in manufacturing machinery and equipment for the Company's four production facilities. A majority of the investment in machinery and equipment for the nine months ended September 30, 1999 related to projects initiated in 1998.

     Net cash used in financing activities increased to $7.3 million for the nine months ended September 30, 1999 from $1.5 million in the comparable 1998 period. The increase of $5.8 million in net cash used in financing activities was primarily attributable to a reduction in the short term debt utilized for the Lokomec Oy acquisition.

     The effect of exchange rate changes on cash and cash equivalents was a negative impact of $1.6 million versus a positive impact of $1.3 million for the nine months ended September 30, 1999 and 1998, respectively. As approximately three quarters of the Company's business is transacted in currencies other than the U.S. dollar, foreign currency fluctuations had a significant adverse impact on dollar reported balances for the nine months ended September 30, 1999 compared to the same period in 1998. The $2.9 million increase in the exchange rate impact on cash and cash equivalents was attributable to a strengthening U.S. dollar against most of the functional currencies earned by the Company in its European operations, partially offset by the impact of a weakening US dollar against the functional currencies earned by the Company in its Asia-Pacific operations.

     In December 1998, the Company's U.S. subsidiary entered into an unsecured time note with a bank that provided $12.0 million for working capital and acquisitions. In April 1999 the unsecured time note was converted into a revolving line of credit. Borrowings under the credit line are secured by a guarantee by the Company. Interest on the line, which is based on LIBOR plus 0.875%, is payable monthly. At September 30, 1999, $3.5 million was outstanding under the line.

     Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At September 30, 1999, the Company had $2.1 million of foreign debt outstanding. The Company also has an additional $1.5 million of unused foreign credit facilities. The banks may withdraw these facilities at any time.

Year 2000 (Millennium) Issues

     In the past, many computer systems and software products were coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. The Company has evaluated the Year 2000 issue, and its relationship to the Company's internal computer systems and third party computer systems with which the Company interacts. The following describes the Company's status regarding these issues.

The Company's State of Readiness
--------------------------------

     The Company has been formally addressing its year 2000 Issues over the past several fiscal years. These efforts involve assessments, conversion plans, conversion implementations and testing of all internal systems running on a variety of computer platforms ranging from mainframe computers to programmable logic controllers.

     All mainframe computer systems have been assessed, action plans have been established and required conversion or reinstallation of computer programs is approximately 90% complete. Full conversion, implementation and testing is expected to be completed by November 1999. In addition, assessment of all non-mainframe applications has been completed with conversion action plans developed, and in the majority of cases, implemented.

     In summary the Company believes that its internal systems will be year 2000 compliant in all material aspects by December 1999. However, the Company's ability to execute its plan in a timely manner may be adversely affected by a variety of factors, some of which are beyond the Company's control, including turnover of key employees, availability and continuity of consultants and the potential for unforeseen implementation problems.

     In addition to these efforts with respect to internal systems, the Company is in the final stages of the process of assessing the state of readiness of its major suppliers. These suppliers include raw material, energy and production supply providers as well as providers of communication and logistics services. While analysis of the responses received leads the Company to believe that it will not incur any major problems, there can be no assurance that these suppliers will be compliant or that the Company will not be adversely affected by their state of readiness. The Company plans to continue this assessment effort and plans to have this effort completed by November 1999.

     The Company has a large, diverse world wide customer base. No customer represents a majority of the Company's sales. The Company has begun an assessment of the state of readiness of its customers and many customers have requested from the Company information regarding its year 2000 issues. Major customers have been contacted to determine if any significant loss of business would be expected because of their inability to correct their year 2000 issues on a timely basis. At the present time, based on the responses received from major customers, the Company does not expect any major adverse affects from any potential customer non-compliance with year 2000 issues.

Costs to Address the Company's Year 2000 Issues
-----------------------------------------------

     The following is a summary of the past and expected future costs to remediate the Company's year 2000 issues:


                                                  1997             1998            1999           Total
                                             ---------------- --------------- --------------- ----------
                                                                      (In Millions)
Costs Charged to Income Before Taxes (1)     $     0.2        $     0.3       $     0.5       $      1.0
Capitalized Software and Hardware (2)              0.3              0.3             0.3              0.9

Total Year 2000 Costs                        $     0.5        $     0.6       $     0.8       $      1.9

(1)  The majority of these costs are for outside consultants and programmers, were in addition to the normal operating budget for information systems, and were paid currently. No major systems projects have been deferred to future periods.

(2)  Costs to replace non-Year 2000 compliant systems.

Risk of Year 2000 Issues and Contingency Plans
----------------------------------------------

     As previously stated, the Company expects that its systems will be fully operational and will not cause any material disruptions resulting from unresolved year 2000 issues. Because of the uncertainties associated with assessing customers and suppliers, there is a risk of adverse effects on the Company's future results of operations if the Company's customers and suppliers are not capable of correcting their year 2000 issues, if any. The Company plans to continue assessing these risks by analyzing responses received from customers and suppliers. Contingency plans have been developed to deal with any potential year 2000 issues that may arise as a result of customer or supplier year 2000 issues.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DENISON INTERNATIONAL plc

                                              By: /s/  Bruce A. Smith
                                                  --------------------
                                                  Bruce A. Smith
                                                  Chief Financial Officer

Date:  November 15, 1999